FORM U-1

APPLICATION/DECLARATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

_________________________________


Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, Maryland 21740

Monongahela Power Company
(d/b/a Allegheny Power)
1310 Fairmont Avenue
Fairmont, West Virginia 26554

__________________________________

Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, Maryland 21740

The Commission is requested to send copies of all notices, orders and communications in connection with this Application /
Declaration to:

Thomas K. Henderson, Esq.
Vice President and General Counsel
Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740

Robert R. Winter, Esq.
Deputy General Counsel
Allegheny Power Company
1310 Fairmont Avenue
Fairmont, West Virginia 26554

Anthony Wilson, Esq.
Senior Attorney
Allegheny Energy Service Company
10435 Downsville Pike
Hagerstown, MD 21740

TABLE OF CONTENTS
                                         Page

Item 1. Description of the Proposed Transaction . . 3

       A. Introduction .. . . . . . . . . . . . . . 3

         1. Authorization Requested . . . . . . . . 3

         2. Overview of the Transaction . . . . . . 3

       B. Description of the Parties to the
          Transaction . . . . . . . . . . . . . . . 3

         1. Mountaineer Gas . . . . . . . . . . . . 3

         2. Monongahela Power  . . . .  . . . . . . 4

       C. Post Transaction Management and
          Operation . . . . . . . . . . . . . . . . 4

       D. Financing . . . . . . . . . . . . . . . . 5

Item 2.  Fees, Commissions and Expenses . . . . . . 5

Item 3.  Applicable Statutory Provisions  . . . . . 6

       A. Section 10 . . . . . . . . . . . . . . .  6

       B. Section 11(b) . . . . . . . . . . . . . . 6

         1. Integrated Public Utility System
            Requirement .  . . . . . . . . . . . .  6

         2. The Transaction Satisfies the Commission's
            Requirements . . . . . . . . . . . . . 10

      C. Section 13(b) . . . . . . . . .  . . . .  13

      D. Rule 54 Compliance . . . . . . . . . . .  13

Item 4.  Regulatory Approvals . . . . . . . . . . .13

Item 5.  Procedure  . . . . . . . . . . . . . . . .14

Item 6.  Exhibits and Financial Statements  . . . .14

      A. Exhibits  . . . . . . . . . . . . . . . . 14

      B. Financial Statements  . . . . . . . . . . 14

Item 7.  Information as to Environmental Effects  .15

Item No. 1.    Description of the Proposed Transaction

     A.   Introduction

          1.   Authorization Requested

     Monongahela Power Company ("Monongahela Power"), a wholly owned combination gas and electric utility subsidiary <F1> of Allegheny Energy, Inc. ("Allegheny"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended ("Act"), seeks authorization to acquire 100% of the outstanding securities of Mountaineer Gas Company ("Mountaineer Gas") headquartered in Charleston, West Virginia ("Transaction").

          2.   Overview of the Transaction

     Mountaineer Gas is owned by Eastern Systems Corporation ("ESC"), a West Virginia corporation that is owned by Energy Corporation of America ("ECA"). Allegheny, ESC and
ECA have entered into a Stock Purchase Agreement under which Monongahela Power, as Allegheny's assignee, proposes to acquire 100% of the outstanding securities of Mountaineer Gas for approximately $223 million in cash and the assumption of $100 million in long term debt. The purchase price is subject to adjustment after closing based upon the closing date balance sheet. Closing on the Transaction is planned for July 2000, assuming all necessary regulatory approvals have been obtained.

     B.   Description of the Parties

          1. Mountaineer Gas

     Mountaineer Gas provides utility service to approximately 200,000 customers throughout West Virginia, including the cities of Wheeling, Martinsburg, Beckley, Huntington and Charleston. Mountaineer Gas' service territories are shown on the map attached hereto as Exhibit E. Mountaineer Gas' principal place of business is located in Charleston, West Virginia. Mountaineer Gas owns Mountaineer Gas Services, a unregulated gas production company, which owns an internest in approximately 375 wells and has gas storage facilities under contract. For the twelve months ended December 31, 1999, Mountaineer Gas had revenues of approximately $174 million. Mountaineer Gas' regulated activities contributed $162 million, or 94% of those revenues.

<F1> In Holding Company Act Release ("HCAR") No. 27121, the
Commission approved Monongahela Power's purchase of the electric assets and retention of gas assets of West Virginia Power. See Allegheny Energy, Inc., HCAR No.35-27121, Order Authorizing Retention of Assets (December 23, 1999).

          2. Monongahela Power

     Monongahela Power is a member of the regulated public utilities family of companies d/b/a Allegheny Power. Allegheny Power includes the West Penn Power Company and The Potomac Edison Company ("Potomac Edison"). Allegheny Power, operating as an integrated system, delivers electric and gas to 1.4 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia and West Virginia. Allegheny has several non-utility subsidiaries.<F2> Monongahela Power provides electric service to approximately 351,000 West Virginia customers.<F3> Additionally, through its West Virginia Power division gas operations, Monongahela Power provides natural gas service to approximately 24,000 customers in West Virginia. Monongahela Power is headquartered in Fairmont, West Virginia. For the twelve months ended December 31, 1999, Allegheny's revenues were approximately $2.8 billion. Monongahela Power contributed $673 million or 24% of Allegheny's revenues.

     C.   Post Transaction Management and Operations

     Mountaineer Gas will become a wholly owned subsidiary of Monongahela Power. Consistent with the treatment afforded the unregulated assets of West Penn Power in HCAR No.35-27121 and the ongoing restructuring of Allegheny's generation, supply and unregulated activities, Monongahela Power may transfer Mountaineer Gas' unregulated production company, Mountaineer Gas Services, to Allegheny Supply.

     Monongahela Power will operate the gas and electric utilities using shared resources, such as computer systems, billing systems, buildings, trucks, equipment, labor, accounting and other central services, to the greatest extent practicable. It is anticipated that Allegheny Energy Service Corporation ("AESC"), Allegheny's service company, will continue to operate Mountaineer Gas with Mountaineer Gas employees. Employees will be given credit for all service with Mountaineer Gas under all employee benefit plans and arrangements maintained by AESC, or, for union employees, to the extent permissible under the existing Collective Bargaining Agreement and applicable law.

     It is anticipated that gas will be supplied from the existing gas supply agreements or as acquired under new contracts.
Allegheny has entered

<F2> Allegheny, through its wholly owned non-utility subsidiary
Allegheny Energy Supply Company LLC. ("Allegheny Supply"), is a producer and marketer of electricity and other energy products. Allegheny Supply operates and markets competitive retail and wholesale electric generation and operates regulated electric generation for the portions of Allegheny Power not yet deregulated. Allegheny Supply operates over 4,100 MW of capacity from 19 units in 11 generating plants, located in southwestern Pennsylvania and West Virginia. Monongahela Power, Potomac Edison and Allegheny Supply jointly own Allegheny Generating Company ("AGC"), which owns a 40% undivided interest in a pumped-storage hydroelectric generating facility and related transmission facilities located in Bath County, Virginia ("Bath Project"). AYP Ventures, Inc. actively invests in and develops energy related and telecommunications projects.

<F3> Monongahela Power's sister operating company, Potomac Edison, provides electric service to approximately 100,000 West Virginia customers.

into a Gas Sales and Purchase Agreement with ECA ("Gas
Agreement"). The Gas Agreement provides for a contract volume of up to 3.99 million Dth at indexed prices. Under the Gas Agreement, which will be assigned to Allegheny Supply, Allegheny may take gas for generation, to supply Mountaineer Gas and West
Virginia Power gas customers or for resale.

     The acquisition of Mountaineer Gas strategically fits Allegheny and Monongahela Power as: i) the acquisition is accretive to earnings in year one (excluding transition expenses);
ii) it provides Allegheny with 200,000 additional gas customers and the opportunity to cross sell electricity (when permitted by West Virginia) to 160,000 of those customers; iii) return exceeds Allegheny's cost of capital; iv) it is located in the state of West Virginia where Allegheny is familiar with both the territory and the regulatory environment; v) significantly expands Allegheny's gas distribution business from 24,000 customers to approximately 224,000 customers; and, vi) provides Allegheny with
11.7 bcf of contracted gas storage. Upon completion of the Transaction, the gas utility operations of Monongahela Power will consist of approximately 224,000 customers throughout West Virginia, 11.7 billion cubic feet of contracted gas storage, 3,926 miles of gas pipelines, 375 wells in the Appalachian area, 790 square miles of service territory,<F4> with service centers in Beckley, Charleston, Elkins, Huntington, Oak Hill, Palestine, Hugheston, Hinton, and Wheeling.

     For the period ended December 31, 1999, Mountaineer Gas had annual revenues of $174 million. Gas net utility plant will represent 16% of the total net utility plant of Monongahela Power and 3% of Allegheny Power's combined net utility plant, whereas electric net utility plant will represent 84% of the net utility plant of Monongahela Power and 97% of Allegheny Power's net utility plant. Operating revenues for the gas operations will make up approximately 22.5% of Monongahela Power's operating revenues and 7% of Allegheny Power's operating revenues. Electric operations will contribute 77.5% of Monongahela Power's operating revenues and, when combined with other companies in the Allegheny Power family, will contribute 93% of Allegheny Power's operating revenues. Gas customers will constitute 38% of Monongahela Power's customers and 13% of Allegheny Power's total customers. Electric customers will represent 62% of Monongahela Power's customers and 87% of all Allegheny Power customers.

     D.    Financing

     To complete the Transaction, Allegheny seeks authorization to contribute to Monongahela Power up to an aggregate of $300 million, through December 31, 2005, through a combination of cash, guarantees, medium term notes or loans. Monongahela seeks authorization to issue debt or securities in an amount not to exceed $200 million. Monongahela has filed a concurrent financing
request with the Ohio Public Utility Commission.   Allegheny
proposes to use the proceeds as follows: $161 million for new debt, $100 million for the assumption or guarantee of existing debt and $39 million for working capital for operational requirements.

<F4> The total area of counties within which service is provided totals 19,500 square miles.

     The terms and conditions of the Guarantees will be established through arm's-length negotiations based upon current market conditions. Any Guarantee issued will be without recourse to any of the Allegheny system operating companies to the extent not authorized under Rule 52 under the Act.

Item No. 2.    Fees, Commissions and Expenses

     The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with this Transaction are ______________ (to be filed by amendment).

Item No. 3.    Applicable Statutory Provisions

     The relevant standards for Commission review of this application are Sections 9(b), 10, 11(b), and 13(b) of the Act and Rules 54, 90 and 91 under the Act. To the extent that other sections of the Act or the Commission's rules thereunder are deemed applicable to the Transaction, such sections and rules should be considered to be set forth herein.

     For the reasons set forth below, the requirements of Section 10(f) have been satisfied. Accordingly, the acquisition of Mountaineer Gas satisfies the integration standards and there is no basis for the Commission to make any of the negative findings enumerated in Section 10(b).

     A. Sections 9 & 10

     Under Section 10 the relevant provisions are set forth in subsections (b), (c) and (f). Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

     1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

     2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

     3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the
	  interest of investors or consumers or the proper functioning of such holding company system.

     Section 10(f) provides that the Commission "... shall not approve any acquisition ... unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11. Finally, Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve: an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11;<F5> or the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system.

     B.    Section 11(b)

          1.   Integrated Public Utility System Requirement

     The Act generally confines the utility properties of a registered holding company to a "single integrated public-utility system," either gas or electric.<F6> Section (2)(29)(A) defines an integrated public-utility system, as applied to electric utility properties, to mean:

a system consisting of one or more units of generating plants and/or transmission lines or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair . . . the advantages of localized management, efficient operations, and the effectiveness of regulation.

<F5> No Section 8 issues are raised by this application

<F6> The limitation is intended to eliminate evils that Congress found to exist "when the growth and extension of holding companies bears no relation to . . . the integration and coordination of related operating properties." Section 1(b)(4). Congress believed that, "in the absence of clearly overriding considerations a utility system should have a management single-mindedly devoted to advancing the interests of its investors and consumers and not engaged, through the means of the holding company device, in operating other utility or non-utility businesses." See SEC v. New England Electric System, 41 S.E.C. 888 (1964), rev'd, SEC v. New England Electric System, 346 F.2d 399 (1st Cir. 1966), rev'd and remanded, 384 U.S. 176 (1965), on remand, 376 F.2d 107 (1st Cir.
1967), rev'd, 390 U.S. 207 (1968). The "other business" clauses of section 11(b)(1) further limit the nonutility businesses of a registered holding company to those that are "reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system," on a finding by the Commission that the interests are "necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning" of the integrated system.

Section 2(29)(B) defines an integrated public-utility system, as applied to gas utility properties, to mean:

a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair ... the advantages of localized management, efficient operations, and the effectiveness of regulation: Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

In view of the separate definitions and their differing criteria, the Commission has traditionally held that gas and electric properties do not together constitute an integrated system.<F7> An exception to this requirement is provided in Section 11(b)(1), collectively the "A,B,C Clauses." The Commission has stated that the Act does not prohibit ownership of combination gas and electric systems, but rather specifies the showings that must be made by an applicant to justify ownership of such properties.<F8>

     Section 11(b)(1) of the Act allows a registered holding company to retain "one or more" additional integrated systems if the Commission finds that:

     (A) Each of such additional systems cannot be operated as an independent system without the loss of substantial economies, which can be secured by the retention of control by such holding company of such system;

(B) All of such additional systems are located in one State, adjoining States, or a contiguous foreign country; and

(C) The combination of systems under the control of a single holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation.

     In its 1995 Report, the Division recommended that the Commission "liberalize its interpretation of the 'A-B-C' clauses."<F9> In recent years the Commission has been presented with several opportunities to implement the Division's recommendations as to the appropriateness of combination electric and gas companies under the Act. Following the Division's recommendation to liberalize interpretation of Section 11,

<F7> SEC v. New England System, 384 U.S. at 178, n. 7.

<F8> Id.

<F9> The Regulation of Public-Utility Holding Companies, Division
of Investment Management, Securities and Exchange Commission
(June 1995) ("1995 Report") at 74.

the Commission has approved a number of convergence mergers, clarifying that the Act "does not prohibit ownership of combination gas and electric systems."<F10>

     In approving the formation and acquisition of New Century
Energies, Inc., as a combination gas and electric registered holding company, the Commission stated:

The Commission has previously taken notice of developments that have occurred in the gas and electric industries in recent years, and has interpreted the Act and has analyzed proposed transactions in light of these changed circumstances. . . . The gas and
electric industries are converging, and, in these circumstances, separation of gas and electric businesses may cause the separated entities to be weaker competitors than they would be together. This factor adds to the quantifiable loss of economies caused by increased costs.<F11>

Most importantly, the Commission distanced itself from earlier, more restrictive precedent stating:

In the 1960s, when the [New England Electric System ("NEES")] . .
 . case was decided, utilities were primarily franchised monopolies with captive ratepayers, and competition between suppliers of gas and electricity, however limited, was virtually the only source of customer choice and was thus deemed beneficial to energy consumers. The fact that other gas utilities of comparable size could operate successfully on an independent basis was evidence that a gas system could also operate on its own, a desirable result, without a substantial loss of economies. The empirical basis for these assumptions, however, is rapidly eroding. Although franchised monopolies are still the rule, competition is increasing. Increased expenses of separate operation may no longer be offset, as they were in New England Electric System, by a gain of qualitative competitive benefits, but rather may be compounded by a loss of such benefits . . . .<F12>

In WPL Holdings, the Commission applied the formula it had used to calculate lost economies in New Century Energies. In addition to examining the increased costs of the gas operations as calculated in the applicants' study, the Commission recognized that "other factors operate to compound the loss of economies represented by increased costs." In particular, the Commission referred to the retention of gas assets as offering applicants the ability to compete more effectively in the

<F10> See New Century Energies, Inc., HCAR No. 26748, File No. 70-
8787 (Aug. 1, 1997). See, e.g., WPL Holdings, Inc., HCAR No. 26856 (Apr. 14, 1998), aff'd sub nom., Madison Gas and Electric Company v. SEC, 168 F.3d 1337 (D.C. Cir. 1999); CINergy Corp., HCAR No. 26934, File No. 70-8427 (Nov. 2, 1998); Conectiv Inc.,
HCAR No. 26832, File No. 70-9069 (Feb. 25, 1998).

<F11> See New Century Energies, Inc., HCAR No. 26748, File No. 70-
8787, text & nn. 59-60 (Aug. 1, 1997).  See also CINergy Corp.,
HCAR No. 26934, File No. 70-8427 (Nov. 2, 1998); WPL Holdings,
Inc., HCAR No. 26856 (Apr. 14, 1998).

<F12> See New Century Energies, Inc., HCAR No. 26748, File No. 70-
8787 (Aug. 1, 1997).

emerging energy services market. The United States Court of Appeals for the District of Columbia has upheld the Commission's re-interpretation of the A-B-C clauses and Section 11.<F13>

     In a series of orders related to applications filed by Sempra Energy ("Sempra"), a San Diego, California based public-utility holding company, exempt from registration under section 3(a)(1) of the Act, to acquire either a direct or indirect interest in several gas utilities, the Commission, after finding in each application that the A, B, C clauses had been satisfied with respect to the same state, region, source of supply, localized management and effective regulation, approved Sempra's acquisition of gas utilities in North Carolina, where Sempra was allowed to acquire up to 90.1% of the outstanding shares of Frontier Energy, LLC (a North Carolina partnership that was to construct, own and operate a gas utility distribution system in North Carolina)<F14> and in Maine where Sempra was authorized to acquire, through Bangor Pacific, a Maine corporation, a 50% membership interest in Bangor Gas Company, LLC, a Maine limited liability company formed in 1997 to construct and operate a gas distribution system in the greater Bangor, Maine area.<F15>

     Allegheny and Monongahela Power support the Commission's recent interpretations of Section 11, particularly the Sempra decisions. From a policy perspective, the Commission's historic concern underpinning its decision in NEES and other earlier decisions where the retainability of gas properties by registered electric systems was at issue - namely, of fostering competition between electric and gas - is simply no longer valid given the current "state of the art" in the electric and gas utility industries. Since the Commission decided the NEES case, profound economic and regulatory factors have caused fundamental changes in the gas supply and electric generation industry. Specifically, Pennsylvania has opened its electric markets to competition, Maryland is scheduled to open its markets July 1, 2000 and the West Virginia PSC is proposing to open its markets. These changes have made the Commission's earlier positions regarding combination utilities obsolete. Since combination ownership creates efficiencies and no longer has the effect of eliminating competition, there is no reason for the Commission to prohibit combination ownership under the circumstances presented.

     In HCAR No.35-27121, the Commission held that Monongahela Power satisfied the Commission's integration requirements.<F16> That finding is equally applicable here. In this application, a determination is necessary that Allegheny's acquisition of Mountaineer Gas satisfies the Commission's integration requirements for a gas utility and the A-B-C Clauses. As set forth in the following discussion, the acquisition of Mountaineer Gas satisfies the integration standards for the following reasons:

<F13> See Madison Gas and Electric Company v. SEC, 168 F.3d 1337
(D.C. Cir. 1999) (affirming WPL Holdings, Inc. and the
Commission's expansive interpretation of Section 11).

<F14> See Sempra Energy, Inc., HCAR No. 26976 (Feb. 1, 1999).

<F15> See Sempra Energy, Inc., HCAR No. 27095 (Oct. 25, 1999).

<F16> HCAR No. 35-27121 (December 23, 1999).

     (1) Mountaineer Gas and Monongahela Power operate in a
"single area or region" as both are located in West Virginia and are within the five state region in which Allegheny Power operations;

     (2) substantial economies achievable through combining functions in such areas as management, procurement, materials management; customer service, finance, accounting, legal, engineering, and construction would be lost if Mountaineer Gas were operated in a stand alone capacity; and

     (3) the area or region is not "so large as to impair . . . the advantages of localized management, efficient operation, and the effectiveness of regulation." To the contrary, the day-to-day operations of Mountaineer Gas will be under the direction of an on-site management team acting in coordination with Allegheny Power 's utility operations in order to promote efficiency.

Mountaineer Gas will continue to be subject to effective local regulation by the West Virginia Public Service Commission.

     2.   The Transaction Satisfies the Commission's Requirements

          (a)  Potential Loss of Substantial Economies

     As in New Century Energies and WPL Holdings, there are significant economies and competitive advantages inherent in a combined gas and electric utility as contrasted to a utility offering only electric or gas. Monongahela Power presently serves 24,000 gas and 351,000 electric customers in West Virginia. Mountaineer Gas serves approximately 200,000 customers. The integration of operations and services provided to these customers will result in substantial cost savings. Operation of Mountaineer Gas on a stand-alone basis would result in the loss of these economies and the resulting savings and other benefits. Lost economies would arise from the need to replicate services such as management, procurement, materials management, finance, accounting, legal, customer service, engineering, and construction. Additionally, there would be losses related to economies of scale, the costs of reorganization, and other factors
- all of which would be immediate and substantial.

     Applicants estimate that the Transaction will result in annual direct and indirect savings of approximately $10 million per year. Specifically, annual direct savings will result from savings in: General Operations - $1.5 million; Call Center Operations - $1.2 million; Accounting and Finance - $1.2 million; Executive Compensation - $1 million; Marketing - $750,000; Information Systems - $600,000; and, Human Resources - $400,000. Annual indirect savings will result from savings in: the Online Service System - $1.5 million; Management Fees - $720,000; TCO refund - $500,000; Materials and Supplies - $300,000; and, Property Taxes - $100,000. Additionally, indirect savings potentially can be derived from reconfiguration of call centers.

     Both electric and gas customers will benefit from real savings expected to be achieved by consolidated Meter Readings, Treasury, Legal and Auditing functions, Disaster Recovery (i.e., services to ensure that the system would be able to continue to operate in the event of a disaster); Automated Mapping/Facilities Management System ("AM/FM System"); Office Supply Purchases (i.e., as a stand-alone company, the gas system would also experience a loss in advantage when bargaining for supplies, which would result in increased costs); and Audit Fees. Substantial benefits are expected to result from reduced costs associated with financing day to day operations. Mountaineer Gas currently has a high cost of debt. Allegheny and Monongahela Power have a lower cost of debt. A refinancing of Mountaineer Gas' debt would result in additional annual savings.

     The Applicant's acquisition of Mountaineer Gas is part of a trend by energy holding companies to organize themselves as energy service providers, that is, providers of a total package of energy services rather than just merely suppliers of gas or electricity. The goal of an energy service provider is to retain its current customers and obtain new customers in an increasingly competitive environment by meeting customers' needs better than the competition. An energy service company can provide the customer with a low cost energy (i.e., gas, electricity, or conservation) option.

     This trend towards, and the need for, convergence of the former separate electric utility function and gas utility function into one energy service company was recently recognized by the Commission in the Consolidated Natural Gas Company order. In that order the Commission held that: "[i]t appears that the restructuring of the electric industry now underway will dramatically affect all United States energy markets as a result of the growing interdependence of natural gas transmission and electric generation, and the interchangeability of different forms of energy, particularly gas and electricity."<F17> As with Sempra, New Century Energies and WPL Holdings, the Transaction gives Monongahela Power and Allegheny a way to compete more effectively in the emerging energy services markets.

     For the foregoing reasons, the Commission should find that the standards of Clause A are satisfied.

          (b)  Same State or Adjoining States

     Mountaineer Gas operates in West Virginia's southern, northern and eastern counties. Monongahela Power operates substantially in the eastern and northern counties of West
Virginia.  As both utilities operate within the same state, West
Virginia, Clause B is satisfied.

          (c)  Size, Management and Regulation

     Finally, acquisition of Mountaineer Gas satisfies the remaining clause of Section 11(b)(1). Under Clause C, the combination of systems under the single control of the Applicant, including Mountaineer Gas' gas utility system, will not be so large (given the state of the art and

<F17> See Consolidated Natural Gas Co., HCAR No. 26512 (Apr. 30,
1996).

 the region or area affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation. The Commission has determined previously that the relevant consideration is not size alone, or size in any absolute sense, either big or small, but size in relation to its effect, if any, on localized management, efficient operation, and effective regulation. The operation of the gas system of Mountaineer Gas as a subsidiary of Monongahela Power would not adversely impact its operations.

     After the Transaction is completed, Mountaineer Gas will be managed out of Charleston, West Virginia. Management will remain geographically close to the service area as Mountaineer Gas provides service virtually across the state. The resources of Allegheny will be used to supplement and aid service efforts;
the gas system is expected to be operated by the employees who currently perform those services. It is contemplated that in the future all customers will have access to the Allegheny's 24-hour customer service center located in West Virginia, providing customers with a single point of contact for all of their energy needs. Additionally, the management of Mountaineer Gas could be aligned and coordinated with that of the existing West Virginia Power gas division.
Thus,the advantages of local management will not only be preserved but will be enhanced by this Transaction.

     With respect to regulatory effectiveness, the West Virginia PSC has been, and will continue to, regulate Mountaineer Gas and Mongongahela Power. Thus, the Transaction will not alter the West Virginia PSC's regulatory effectiveness. The Transaction has not raised undue regulatory concerns in West Virginia where Monongahela Power and Mountaineer Gas have filed a joint request for approval with the West Virginia PSC.

     In summary, the Transaction does not give rise to any of the abuses, ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation that Section 11(b)(1) of the Act prohibits.
Accordingly, the Commission should approve the Transaction.

          4. Section 13(b) Compliance

     Section 13(b) of the Act provides that:

     it shall be unlawful for any subsidiary company of any registered holding company or for any mutual service company, by use of the mails or any means or instrumentality of interstate commerce, or otherwise, to enter into or take any step in the performance of any service, sales, or construction contract by which such company undertakes to perform services or construction work for, or sell goods to, any associate company thereof except in accordance with such terms and conditions and subject to such limitations and prohibitions as the Commission by rules and regulations or order shall prescribe as necessary or appropriate in the public interest or for the protection of investors or consumers and to insure that such contracts are performed economically and efficiently for the benefit of such associate companies at cost, fairly and equitably allocated among such companies.

Any transactions between Allegheny Energy Supply Company, LLC. and Mountaineer Gas related to gas acquired by one or the other under the Gas Agreement, or the provision of other services, shall be in compliance with section 13(b) of the Act and Rules 90 and 91 under the Act.

          5.   Rule 54 Compliance

     Rule 54 provides that the Commission, in determining whether to approve certain transactions by such registered holding company or its subsidiary other than with respect to EWGs and FUCOs, will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if the provisions of Rule 53(a), (b) and (c) are satisfied. When the Transaction is consummated, for purposes of compliance with Rule 54, Allegheny's aggregate investment in EWGs and FUCOs will not exceed 50% of its consolidated retained earnings and the provisions of Rule 53(a) will be satisfied. Allegheny further states that none of the conditions set forth in rule 53(b) exist or will exist as a result of the proposed Transaction. Therefore, rule 53(c) is inapplicable.

Item No. 4.    Regulatory Approvals

     Allegheny's acquisition of the securities of Mountaineer Gas
is subject to approval by the West Virginia PSC.   A petition for
approval of the proposed acquisition of utility assets has been filed with the West Virginia PSC, and filings will be made with the Department of Justice under Hart-Scott-Rodino. A filing will be made with the Federal Communications Commission for transfer of communication licenses incidental to operation of the utility assets being acquired.

     No regulatory agency, other than this Commission and those mentioned above, has jurisdiction over the Transaction.

Item No. 5.    Procedure

     It is requested that the Commission's order granting this Application / Declaration be issued as soon as practicable but not later July 1, 2000, inasmuch as closing is anticipated for July 2000. There should be no recommended decision by a hearing or other responsible officer of the Commission and no 30-day waiting period between the issuance of the Commission's order and its effective date. Applicant consents to the Division of Corporate Regulation's assisting in the preparation of the Commission's decision and order in this matter, unless the Division opposes the Transaction covered by this application-declaration.

Item No. 6.    Exhibits and Financial Statements

          (a)  Exhibits

          B-1  Stock Purchase Agreement (to be filed by amendment)

          B-2 Affidavit of Peter J. Dailey (to be filed by amendment)

          D-1  Application to the West Virginia Public Service
               Commission(to be filed by amendment)

          D-2  Order of the West Virginia Public Service
               Commission
               (to be filed by amendment)

          D-3  Hart-Scott Rodino Notification Filing
               (to be filed by amendment)

          D-4  Application to the Federal Communications
               Commission (to be filed by amendment)

          D-5  Order of the Federal Communications Commission
               (to be filed by amendment)

          E    Map showing combined service territory of
		   Monongahela Power and Mountaineer Gas (gas and
               electric)
               (to be filed by paper on Form SE)

          F    Opinion of Counsel (to be filed by amendment)

          G    Financial Data Schedules (to be filed by amendment)

          H    Form of Notice - Filed Feb. 4, 2000

     (b)  Financial Statements as of December 31, 1999

          FS-1 Monongahela Power balance sheet, per books and pro forma (to be filed by amendment).

          FS-2 Monongahela Power statement of income and retained earnings, per books and pro forma (to be filed by amendment).

Item No. 7.    Information as to Environmental Effects

(a) For the reasons set forth in Item 1 above, the authorization applied for herein does not require major federal action significantly affecting the quality of the human environment for purposes of Section 102(2)(C) of the a National Environmental
Policy Act (42 U.S.C. 4232(2)(C)).

     (b)  Not applicable.

SIGNATURE

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                              ALLEGHENY ENERGY, INC


                              By /s/ THOMAS K. HENDERSON

                              Thomas K. Henderson
                              Vice President and General Counsel
Allegheny Energy, Inc.

Dated:  February 4, 2000

H    Form of Notice

     1. News Digest

ALLEGHENY ENERGY, INC.

A notice has been issued giving interested persons until February__, 2000, to request a hearing on a proposal by Allegheny Energy, Inc., a registered public utility holding company, to acquire100% of the outstanding securities of Mountaineer Gas Company ("Mountaineer Gas"), a West Virginia based gas utility owned by Energy Corporation of America (Rel. 35-27***)

     2.   Notice

Allegheny Energy, Inc. (70-9***)

     Allegheny Energy, Inc., ("Allegheny"), a registered holding company, 10435 Downsville Pike, Hagerstown, MD 21740-1766, and its wholly owned utility subsidiary Monongahela Power Company ("Monongahela Power"), 1310 Fairmont Avenue, Fairmont, West Virginia 26554, have filed an application-declaration with this Commission under sections 8, 9(a), 10, 11, and 13(b) of the Act and rules 54, 90 and 91 under the Act. Allegheny proposes, and seeks authorization, to acquire 100% of the outstanding securities of Mountaineer Gas Company ("Mountaineer Gas"), a West Virginia based gas utility owned by Energy Corporation of America ("ECA"), a West Virginia corporation. ("the Transaction").

     Allegheny and ECA have entered into a Stock Purchase Agreement under which Monongahela Power, as Allegheny's assignee, proposes to acquire 100% of the outstanding securities of Mountaineer Gas for approximately $223 million in cash and the assumption of $100 million in long term debt. The purchase price is subject to adjustment after closing based upon the closing date balance sheet. Closing on the Transaction is planned for July 2000, assuming all necessary regulatory approvals have been obtained.

     Mountaineer Gas provides utility service to approximately 200,000 customers throughout West Virginia, including the cities of Wheeling, Martinsburg, Beckley, Huntington and Charleston. Mountaineer Gas' service territories are shown on the map attached hereto as Exhibit E. Mountaineer Gas' principal place of business is located in Charleston, West Virginia. Mountaineer Gas owns Mountaineer Gas Services, an unregulated gas production company, which owns an interest in approximately 375 wells and has gas storage facilities under contract. For the twelve months ended December 31, 1999, Mountaineer Gas had revenues of approximately $174 million. Mountaineer Gas' regulated activities contributed $162 million, or 94% of those revenues.

     Monongahela Power is a member of the regulated public utilities family of companies d/b/a Allegheny Power. Allegheny Power includes the West Penn Power Company and The Potomac Edison Company ("Potomac Edison"). Allegheny Power, operating as an integrated system, delivers electric and gas to 1.4 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia and West Virginia. Allegheny has several non-utility subsidiaries.<F18> Monongahela

<F18> Allegheny, through its wholly owned non-utility subsidiary
Allegheny Energy Supply Company LLC ("Allegheny Supply"), is a producer and marketer of electricity and other energy products. Allegheny Supply operates and markets competitive retail and wholesale electric generation and operates regulated electric generation for the portions of Allegheny Power not yet deregulated. Allegheny Supply operates over 4,100 MW of capacity from 19 units in 11 generating plants, located in southwestern Pennsylvania and West Virginia. Monongahela Power, Potomac Edison and Allegheny Supply jointly own Allegheny Generating Company ("AGC"), which owns a 40% undivided interest in a pumped-storage hydroelectric generating facility and related transmission facilities located in Bath County, Virginia ("Bath Project"). AYP Ventures, Inc. actively invests in and develops energy related and telecommunications projects.

Power provides electric service to approximately 351,000 West Virginia customers.<F19> Additionally, through its West Virginia Power division gas operations, Monongahela Power provides natural gas service to approximately 24,000 customers in West Virginia. Monongahela Power is headquartered in Fairmont, West Virginia. For the twelve months ended December 31, 1999, Allegheny's revenues were approximately $2.8 billion. Monongahela Power contributed $673 million or 24% of Allegheny's revenues.

     Mountaineer Gas will become a wholly owned subsidiary of Monongahela Power. Consistent with the treatment afforded the unregulated assets of West Penn Power in HCAR No.35-27121 and the ongoing restructuring of Allegheny's generation, supply and unregulated activities, Monongahela Power may transfer Mountaineer Gas' unregulated production company, Mountaineer Gas Services, to Allegheny Supply.

     Monongahela Power will operate the gas and electric utilities using shared resources, such as computer systems, billing systems, buildings, trucks, equipment, labor, accounting and other central services, to the greatest extent practicable. It is anticipated that Allegheny Energy Service Corporation ("AESC"), Allegheny's service company, will continue to operate Mountaineer Gas with Mountaineer Gas employees and offer employment to all employees of Mountaineer Gas at closing - except for the executives who shall become employees of ECA. Employees will be given credit for all service with Mountaineer under all employee benefit plans and arrangements maintained by AESC, or, for union employees, to the extent permissible under the existing Collective Bargaining Agreement and applicable law. It is anticipated that gas will be supplied from the existing gas supply agreements or as acquired under new contracts. Allegheny has entered into a renewable Gas Sales and Purchase Agreement ("Gas Agreement") with ECA. Under the Gas Agreement, which will be assigned to Allegheny Supply, Allegheny may take gas for generation, to supply Mountaineer Gas and West Virginia Power gas customers or for resale.

     The acquisition of Mountaineer Gas strategically fits Allegheny and Monongahela Power as: i) the acquisition is accretive to earnings in year one (excluding transition expenses);
ii) it provides Allegheny with 200,000 additional gas customers and the opportunity to cross sell electricity (when permitted by West Virginia) to 160,000 of those customers; iii) return exceeds Allegheny's cost of capital; iv) it is located in the state of West Virginia where Allegheny is familiar with both the territory and the regulatory environment; v) significantly expands Allegheny's gas distribution business from 24,000 customers to approximately 224,000 customers; and, vi) provides Allegheny with
11.7 bcf of contracted gas storage. Upon completion of the Transaction, the gas utility operations of Monongahela Power will consist of approximately 224,000 customers throughout West Virginia, 11.7 billion cubic feet of contracted gas storage, 3,926 miles of gas pipelines, 375 wells in the Appalachian area, 790 square miles of service territory,<F20> with service centers in Beckley, Charleston, Elkins, Huntington, Oak Hill, Palestine, Hugheston, Hinton, and Wheeling.

     For the period ended December 31, 1999, Mountaineer Gas had annual revenues of $174 million. Gas net utility plant will represent 16% of the total net utility plant of Monongahela Power and 3% of Allegheny Power's combined net utility plant, whereas electric net utility plant will represent 84% of the net utility plant of Monongahela Power and 97% of Allegheny Power's net utility plant. Operating revenues for the gas operations will make up approximately 22.5% of Monongahela Power's operating revenues and 7% of Allegheny Power's operating revenues. Electric operations will contribute 77.5% of Monongahela Power's operating revenues and, when combined with other companies in the Allegheny Power family, will contribute 93% of Allegheny Power's operating revenues. Gas customers will constitute 38% of Monongahela Power's customers and 13% of Allegheny Power's total customers. Electric customers will represent 62% of Monongahela Power's customers and 87% of all Allegheny Power customers.

<F19> Monongahela Power's sister operating company, Potomac
Edison, provides electric service to approximately 100,000 West
Virginia customers.

<F20> The total area of counties within which service is provided totals 19,500 square miles.

-